Exhibit 99.1

News Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

CLAUDE ACHIEVES RECORD GOLD PRODUCTION IN 2015 AND GENERATES $32.3 MILLION IN EARNINGS

(All dollar amounts are in Canadian dollars unless stated otherwise)

Highlights:
•	Record annual gold production of 75,748 ounces, a 20% increase from 2014;
•	Record safety and environmental performance;
•	All-in sustaining cost per ounce of gold sold (1) of $1,122 (U.S. $878), a 14% decrease from 2014;
•	Net earnings of $32.3 million, or $0.17 per share, after a non-cash deferred income tax recovery of $4.4 million;
•	Cash and bullion (2) increased by $28.6 million to $39.8 million year over year;
•	An 8% increase in Mineral Reserves grade to 7.62 grams of gold per tonne from 7.03 grams of gold per tonne; and
•	On March 7, 2016 announced a proposed acquisition by Silver Standard.

March 30, 2016, Saskatoon, Saskatchewan, Canada – Claude Resources Inc. ("Claude" and or the "Company") today reported 2015 net earnings of $32.3 million ($0.17 per share), after a non-cash deferred income tax recovery of $4.4 million, compared to net earnings of $4.6 million ($0.02 per share) in 2014. The improved operating and financial performance in 2015 increased the Company's cash and bullion (2) position by $28.6 million to $39.8 million year over year. Increased gold production and sales volume, higher ore grades and improved operating efficiencies delivered the significant improvement in financial performance and the 14% reduction to our all-in sustaining cost per ounce.

"Our success over the last two years is a reflection of the quality of our people, our assets and our ability to remain focused on safe and profitable production growth," stated Brian Skanderbeg, President and Chief Executive Officer. "I applaud our operations team on their many accomplishments throughout the year and for positioning the Seabee Gold Operation for continued success. With a quality asset base generating free cash flow, significant growth opportunities and a strong financial position, our future looks bright. With the proposed transaction with Silver Standard, our shareholders gain a meaningful ownership in a leading mid-tier precious metals producer. The combination creates a company with a tier-one balance sheet positioned to grow strategically from a diverse portfolio of assets to create long-term value for shareholders."

Silver Standard Acquisition of Claude Resources Inc.
On March 7, 2016, Claude and Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) ("Silver Standard") entered into a definitive agreement (the "Agreement") whereby Silver Standard will acquire all of the outstanding common shares of Claude pursuant to a plan of arrangement (the "Transaction").

Under the terms of the Agreement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude share. Upon completion of the Transaction, existing Silver Standard and Claude shareholders will own approximately 68% and 32% of the combined company, respectively.
The Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of both Claude and Silver Standard shareholders at a special meeting. Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. Full details of the Transaction will be included in the management information circulars of both Silver Standard and Claude to be mailed to their respective shareholders on April 7, 2016. The special shareholder meetings of both companies are to be held May 18, 2016.  Upon completion of the Transaction, one Claude Director will be appointed to the Board of Directors of Silver Standard.
Benefits to Claude Shareholders
•	Meaningful ownership in an intermediate precious metals producer with assets in the Americas.
•	Provides exposure to Silver Standard's diversified project portfolio and reduces operating risk.
•	Significantly enhances financial strength and free cash flow generation.
•	Provides equity participation for exposure to future value creation and growth.
•	Increases trading liquidity and capital markets exposure.
•	Presents financial and tax synergies only realized through the combination.
•	Maintains exposure to Claude's operating and exploration portfolio.

Financial Review
Annual gold revenue of $107.7 million was 23% higher than the $87.4 million reported in 2014. The increase was mainly related to a 16% increase in gold sales volume (2015 – 72,699 ounces; 2014 – 62,722 ounces) and a 6% increase in Canadian dollar gold prices realized per ounce – a result of the weakening Canadian dollar (2015 - $1,481 (U.S. $1,158); 2014 - $1,392 (U.S. $1,260)).

A decrease in mine production costs, higher ore grades and increased gold sales reduced total cash cost per ounce of gold sold (1), inclusive of royalty costs, by 20% to $672 (U.S. $525) from 2014.  Through similar drivers in 2015, all-in sustaining cost per ounce of gold sold (1) decreased 14% year over year to $1,122 (U.S. $878).

Cash flow from operations before net changes in non-cash operating working capital (1) of $49.0 million ($0.25 per share) was up significantly from the $26.5 million ($0.14 per share) reported in 2014. The significant improvement was related to higher revenues at lower costs and aided by the weakening of the Canadian/U.S. exchange rate.

Throughout 2015, the Company generated significant free cash flow that resulted in a $28.6 million increase in cash and bullion (2) to $39.8 million at December 31, 2015. In addition to the increase in cash and bullion, the Company decreased its long-term debt by $3.3 million year to date, to $19.1 million.

Financial Highlights	2015	2014	Change

Revenue (000's)	$107,651	$87,372	23%
Production costs (000's)	$45,424	$50,211	(10%)
Cash flow from operations* (000's) (1)	$49,005	$26,540	85%
Cash flow from operations* per share (1)	$0.25	$0.14	79%
Net earnings (000's)	$32,335	$4,552	610%
Earnings per share (basic and diluted)	$0.17	$0.02	750%
Adjusted net earnings (000's) (1)	$27,898	$4,552	513%
Adjusted earnings per share (basic and diluted) (1)	$0.14	$0.02	600%
Average realized price per ounce	$1,481	$1,392	6%
Average realized price per ounce (U.S.$)	$1,158	$1,260	(8%)
Total cash cost per ounce (1)	$672	$836	(20%)
Total cash cost per ounce (U.S.$) (1)	$525	$757	(31%)
All-in sustaining cost per ounce (1)	$1,122	$1,310	(14%)
All-in sustaining cost per ounce (U.S.$) (1)	$878	$1,186	(26%)
*Cash flow from operations before net changes in non-cash operating working capital.

Operations Review
In 2015, the Seabee Gold Operation exceeded revised guidance and achieved record annual gold production of 75,748 ounces. The record performance was a result of a 20% improvement in grade (8.82 grams of gold per tonne) along with strong mill recoveries of 96.3% on 277,368 tonnes milled. In addition, 2015 gold sales improved 16% to 72,699 ounces.

In 2015, the Santoy Gap deposit continued to advance ahead of schedule and increased overall head grades at the Santoy Mine Complex by 48% and combined with a 36% increase in mill throughput, improved gold ounces produced by 102%. The Santoy Gap deposit will continue to play an increasing role at the Seabee Gold Operation and is expected to be approximately 80% of total mill throughput in 2016.

Production Highlights	2015	2014	Change
Santoy Mine Complex
Tonnes milled	168,834	124,434	36%
Head grade (grams per tonne)	8.10	5.46	48%
Ounces produced	42,399	20,962	102%
Seabee Gold Mine
Tonnes milled	108,534	155,163	(30%)
Head grade (grams per tonne)	9.94	8.81	13%
Ounces produced	33,349	42,022	(21%)

Total tonnes milled	277,368	279,597	(1%)
Average head grade (grams per tonne)	8.82	7.32	20%
Recovery (%)	96.3	95.7	1%
Total gold produced (ounces)	75,748	62,984	20%
Total gold sold (ounces)	72,699	62,772	16%

Mineral Reserves and Mineral Resources
At the Seabee Gold Operation, year over year, Proven and Probable Mineral Reserves grade increased by 8% to 7.62 grams of gold per tonne while reserve ounces decreased by 59,700 ounces to 239,300 ounces. The increase in reserve grade was mainly driven by the Santoy Gap deposit increasing to 8.12 grams of gold per tonne from 7.64 grams of gold per tonne while the reduction in reserve ounces was largely attributable to mining depletion at the Seabee Gold Mine and Santoy 8 deposit. Also, the Company's 2015 underground drill program was primarily focused on resource expansion outside of the current Mineral Resources, which translated to a 20% increase in Inferred Mineral Resources. In 2016, the Company's underground drill program will focus on drilling within the Mineral Resource to expand Mineral Reserves.

Inferred Mineral Resources increased in both grade and ounces by 10% (8.76 grams of gold per tonne) and 20% (1,012,900 ounces of gold), respectively. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in both size and grade and provides a solid base to expand the life of mine at the Santoy Mine Complex.

In 2016, the Company will complete approximately 65,000 metres of underground drilling to infill and expand the current reserve and resource base at both the Seabee Mine and the Santoy Mine Complex. In addition to the underground drilling program, the Company has planned a $2.5 million (18,000 metre) surface exploration program for the Seabee Gold Operation. The exploration program is designed to focus on resource growth at the Santoy Mine Complex and the Seabee Gold Mine and to test for new discoveries at the Carr and Herb West targets.

Fourth Quarter
During the fourth quarter of 2015, the Company reported net earnings of $11.3 million ($0.06 per share), after a non-cash deferred income tax recovery of $4.4 million, compared to a net loss of $0.5 million (($0.00) per share) for the comparable period in 2014. The significant improvement was driven by lower production costs, mining higher ore grades, mine sequencing and higher gold sales volume.

Gold revenue generated during the fourth quarter was $27.2 million, a 20% increase over the $22.7 million reported for the same period in 2014.  The improvement was a result of increased Canadian dollar gold prices realized (Q4 2015 - $1,484 (U.S. 1,112); Q4 2014 - $1,365 (U.S. $1,201)) and higher gold sales volume (Q4 2015 – 18,311; Q4 2014 – 16,639 ounces). Total cash costs per ounce and all-in sustaining cost per ounce of gold decreased 27% and 21% respectively, from the comparable period in 2014.
During the fourth quarter, the Company milled 65,950 tonnes at a grade of 8.99 grams of gold per tonne for total gold production of 18,340 ounces, a 49% increase from the comparable period in 2014. The significant improvement was a result of 37% higher grade ore and a 9% increase in tonnes milled. During the fourth quarter, gold sales were 18,311 ounces, up 10% over the same period in 2014.

Outlook
At the Seabee Gold Operation in 2016, production is expected to be between 65,000 and 72,000 ounces of gold. The majority of tonnes and ounces in the 2016 business plan are expected to be sourced from the Santoy Gap deposit as it ramps up to an average of approximately 700 tonnes per day. The Company remains confident that it will continue to generate strong earnings and free cash flow as 2016 unit cash costs and all-in sustaining costs are expected to be consistent with 2015.

2016 Forecast (3)
Gold production	65,000 - 72,000
Total cash cost per ounce (1)	$700 - $775
Total cash cost per ounce (U.S.$) (1)	$530 - $585
All-in sustaining cost per ounce (1)	$1,125 - $1,245
All-in sustaining cost per ounce (U.S.$) (1)	$850 - $935

Conference Call and Webcast
We invite you to join our conference call and webcast tomorrow, March 31, 2016 at 11:00 AM Eastern Time.
To participate in the conference call, please dial 1-888-201-0168 or 1-647-788-4901. A replay of the conference call will be available until April 7, 2016 by calling 1-855-859-2056 and entering the passcode 50146133.
To view and listen to the webcast on March 31, 2016, please use the following URL in your web browser:
http://event.on24.com/wcc/r/1135256/A2154239C319D7ECB9ED7B7E974A4B79

A copy of Claude's audited 2015 Annual Management's Discussion & Analysis, Financial Statements and Notes thereto can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.
Brian Skanderbeg, P.Geo. and M.Sc., President and CEO, has reviewed the contents of this news release for accuracy, and is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,100,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes
(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's 2015 Annual MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.
(2)	Cash and bullion relates to current cash on hand of $37.0 million and $2.8 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)
(3)	Forecasts are calculated using: midpoint of 2016 annual gold production forecast; consensus Canadian gold price of $1,505 per ounce; and, a foreign exchange rate assumption of $1.33 CDN$/U.S.$.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES
The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

For further information please contact:

Brian Skanderbeg, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com